Exhibit 12.1

Earnings:
Income from continuing operations before taxes and minority interest in Operating Partnership	6,936
Interest expense	4,143
Interest component of rental expense	41

Total earnings (A)	11,120

Fixed charges:
Interest expense	4,143
Capitalized interest	2,755
Interest component of rental expense	41

Total fixed charges (B)	6,939

Ratio of earnings to fixed charges (A divided by B)	1.6